Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

VIA EDGAR

March 6, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Anderegg

Re:	Linkage Global Inc
Request for Acceleration
Registration Statement on Form F-3, as amended (File No. 333-293678)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, Linkage Global Inc hereby requests that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Time on March 10, 2026, or as soon thereafter as practicable.

Please contact Tomer Magid of Sichenzia Ross Ference Carmel LLP at (646) 693-6586, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Linkage Global Inc

By:	/s/ Yang (Angela) Wang
Name:	Yang (Angela) Wang
Title:	Chief Executive Officer